EXHIBIT 99.1

HEXO Reports Fourth Quarter and Fiscal Year 2021 Financial Results Highlighting Strong Growth

  Total net sales growth of 71% quarter-over-quarter and 43% from Q4’20, marking HEXO's best quarter of sales to date.
  Total Q4’21 net revenue increased to $38.7 million from $22.6 million in Q3’21
  Total net revenue for FY21 grew 53% to $123.5 million from $80.6 million in FY20.
  Maintained leading market share position relative to peers as market continues to diversify.
  Completed the acquisition of Zenabis Global Inc. (“Zenabis”)

OTTAWA, Oct. 29, 2021 (GLOBE NEWSWIRE) -- HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) ("HEXO" or the "Company") today reported its financial results for the fourth quarter (“Q4’21”) and fiscal year ended July 31, 2021 ("F’21"). All amounts are expressed in Canadian dollars unless otherwise noted.

"I am honoured and humbled to join the team as HEXO's President & CEO," said Scott Cooper. “I look forward to continuing to build on HEXO's strong foundation with an immediate priority of continuing to integrate our recent acquisitions and reviewing our financial position, with the ultimate goal of driving growth and profitability through the commercialization of cannabis consumer packaged goods products."

"As we review our last fiscal year, I would like to highlight some key achievements.  Last fiscal, HEXO achieved its highest net revenue in the Company’s history, leads the Canadian cannabis market in four categories and completed three acquisitions, including the transformative Redecan acquisition, propelling the Company to the number one market share position in Canadian adult-use recreational cannabis sales," commented Cooper.

Business Update

M&A

Key Highlights to July 31, 2021

  Closed the Zenabis acquisition on June 1, 2021, offering diversified cultivation facilities, including a state-of-the-art indoor grow facility in Atholville, NB.
  Zenabis contributed $6.8 million in net revenue for the two months ended July 31, 2021.

Subsequent Events

  The Company completed the acquisitions of Redecan and 48North Cannabis Corp. (“48North”). Through the integration progress, HEXO is focused on ensuring that it implements the strengths of each acquired company across the organization, identifies and resolves any weaknesses, and obtains synergistic value for the overall organization.
  HEXO believes these acquisitions will increase its market share, accelerate its path to profitability, and create accretive synergies.

Operations

Key Highlights to July 31, 2021

  Committed to ESG leadership, by offsetting 100% of its 2020 operational carbon emissions and personal emissions for all employees1.  The Company also committed to offsetting the plastic used in its pouch packaging.

Subsequent Events

  The Company undertook a strategic reorganization, announcing the departure of its Co-Founder and CEO, Sebastien St-Louis and the appointment of Scott Cooper as HEXO's new President & CEO.
  Scott joins HEXO from Truss Beverage Co., a joint venture between Molson-Coors Canada and HEXO which holds the number one market share in cannabis infused beverages in Canada, where he held the position of President & CEO. For a period of not more than six months, Scott will simultaneously remain in this role.
  HEXO also announced the appointment of Valerie Malone as Chief Commercial Officer and Guillaume Jouet as Chief People & Culture Officer. Both executives bring significant consumer-packaged good experience to the organization.

Canadian cannabis market

Key Highlights to July 31, 2021

  Net revenue increased 71% quarter-over-quarter and 43% from Q4’20, marking HEXO's highest quarter of revenue to date.
  Total Q4’21 net revenue increased to $38.7 million from $22.6 million in Q3’21
  Total net revenue for FY21 grew to $123.5 million from $80.6 million in FY20.
  Increased market share in several Canadian provinces, including Ontario, Alberta and British Colombia, and maintained a top two market share in Quebec.
  Adult-use net revenues, exclusive of beverages, increased 28% quarter-over-quarter.
  Cannabis beverage net revenues increased 70% quarter-over-quarter and 161% from fiscal 2020.

Maintained leading market position relative to peers as market share continues to diversify.

HEXO USA

Key Highlights to July 31, 2021

  On June 28, 2021, HEXO announced the closing of the acquisition of a 50,000 sq. ft. facility in Colorado providing the Company with the necessary infrastructure to execute on its U.S. expansion plans. The facility is zoned for producing a full range of cannabis products and offers a variety of operational capabilities.

Subsequent Events

  Truss CBD USA announced the expansion of Veryvell, a line of hemp-derived CBD and adaptogen beverages, to 17 states following a successful Colorado launch in 2020. Truss CBD USA is a joint venture by Molson Coors Beverage Company and HEXO USA Inc, a subsidiary of HEXO poised to capture the US cannabis infused beverage market.

Financial Update

In 000’s	For the three months ended			For the twelve months ended
Income Statement Snapshot	July 31, 2021	April 30, 2021	July 31, 2020	July 31, 2021	July 31, 2020
	$	$	$	$	$
Revenue from sale of goods	53,022	33,082	36,140	173,081	110,149
Excise taxes	(14,365)	(10,482)	(9,082)	(49,583)	(29,598)
Net revenue from sale of goods	38,657	22,600	27,058	123,498	80,551
Ancillary revenue	103	60	87	271	233
Total revenue	38,760	22,660	27,145	123,769	80,784

Gross profit before adjustments[2]	7,988	5,006	8,104	34,175	26,953
Gross profit/(loss) before fair value adjustments	1,499	4,379	(36,012)	29,066	(46,421)
Gross profit/(loss)[2]	3,234	8,816	(34,690)	48,798	(57,975)

Operating expenses	(63,116)	(24,906)	(71,509)	(134,293)	(418,576)
Loss from operations	(59,882)	(16,090)	(106,199)	(85,495)	(476,551)
Other expenses and losses	(9,630)	(4,621)	(63,333)	(29,664)	(75,961)
Loss and comprehensive loss before tax	(69,512)	(20,711)	(169,532)	(115,159)	(552,512)

Current and deferred tax recovery	397	–	–	397	6,023
Other comprehensive income	1,156	3	–	1,152	–
Total Net loss and comprehensive loss	(67,959)	(20,708)	(169,532)	(113,610)	(546,489)

[1]	The Company has adjusted the presentation of gross profit before fair value adjustments by removing inventory and biological asset write offs and impairment losses.
[2]	See section ‘Cost of Sales, Excise Taxes and Fair Value Adjustments’ for reconciliation of gross profits

Operating Expenses

In 000’s	For the three months ended			For the years ended
	July 31, 2021	April 30, 2021	July 31, 2020	July 31, 2021	July 31, 2020
	$	$	$	$	$
Selling, general and administration[1]	19,160	11,178	12,436	54,543	52,793
Marketing and promotion	3,665	2,452	2,375	10,348	12,474
Share-based compensation	827	2,715	4,373	11,731	25,790
Research and development	934	730	677	3,835	4,639
Depreciation of property, plant and equipment	1,728	1,612	1,179	6,097	6,072
Amortization of intangible assets	1,002	371	249	2,050	3,939
Restructuring costs	1,562	336	(79)	3,283	4,767
Impairment of property, plant and equipment	19,350	16	46,414	20,230	79,418
Impairment of intangible assets	–	–	2,000	–	108,189
Impairment of goodwill	–	–	–	–	111,877
Realization of onerous contract	–	–	1,763	–	4,763
Disposal of long-lived assets	–	–	122	1,294	3,855
Loss/(gain) on disposal of property, plant and equipment	19	(19)	–	64	–
Acquisition transaction costs	14,869	1,871	–	17,174	–
Health Canada Recovery Fee’s1	–	3,644	–	3,644	–
Total	63,116	24,906	71,509	134,293	418,576

[1]	The Company has adjusted the presentation of the Selling, General and Administrative expenses to breakdown the Health Canada Recovery Fee’s for ease of user review and identification. This presentation differs from that of the Company’s interim financial statement for the year ended July 31, 2021.

Other Matters

Gross margins

Quarter-over-quarter, the Company's total gross margin declined to 20% from 22% in Q3’21. Net adult-use revenue (exclusive of beverages) gross margin declined to 12% from 28% due to; increases to sales in higher excise tax burdened markets, decreases to average selling prices, and the crystallization of fair value adjustments upon the business acquisition of Zenabis.

Normalizing for the impact of the crystallization, the Company’s total gross margin would improve to 26% in Q4’21. Strong margined international sales grew significantly in period to net revenues of $6.8 million and a gross margin contribution of 65%. Wholesales were also impacted by the crystallization of fair value adjustments on the purchase price accounting of Zenabis, normalized for this, margins would otherwise have been 35% versus reported gross margin of (65%).

Going Concern & the Senior Secured Convertible Note

The Company acknowledges the ongoing concern with its senior secured convertible notes issued on May 27, 2021. The Company has maintained a positive relationship with the holder, with the holder having negotiated and agreed to two amendments favorable to the Company.  While there exists a risk that significant cash outflows may be required over the next twelve months under the terms of the Senior Secured Convertible Note, the Company has been working with the Holder to renegotiate the terms of the Senior Secured Convertible Note.

The Company has sufficient funding for ongoing working capital requirements, however, current funds on hand, combined with operational cash flows, are not sufficient to also support funding potential cash requirements under the Senior Secured Convertible Note, investments required to continue to develop cultivation and distribution infrastructure, and the future growth plans of the Company. Management is exploring several options to secure the necessary financing, which could include the issuance of new public or private equity or debt instruments, supplemented with operating cash inflows from operations.

Nevertheless, there is risk that certain sources of additional future funding will not be available to the Company or will be available on terms which are acceptable to management. In the meantime, Management continues to monitor and manage its cash flow in relation to its strategic growth objectives and working capital requirements.

Non-IFRS Measures

In this press release, reference is made to gross profit before adjustment, profit/margin before fair value adjustments, adjusted gross profit/margin, adjusted EBITDA, and revenue per gram equivalent which are not measures of financial performance under International Financial Reporting Standards (IFRS). These metrics and measures are not recognized measures under IFRS, do not have meanings prescribed under IFRS, and are unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complementary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of a review of our financial information reported under IFRS. Definitions and reconciliations for all terms above can be found in the Company's Management's Discussion and Analysis for the fiscal year ended July 31, 2021, filed under the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov respectively

Conference Call

The Company will hold a conference call, October 29, 2021 to discuss these results. Scott Cooper, President & CEO, and Trent MacDonald, CFO, will host the call starting at 8:30 a.m. Eastern. Analysts' question and answer period will follow management's presentation.

Date: October 29, 2021

Time: 8:30 a.m. ET

Webcast: https://events.q4inc.com/attendee/987736433

For previous quarterly results and recent press releases, see hexocorp.com.

About HEXO Corp

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit www.HEXOcorp.com.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Forward-looking statements in this press release include but are not limited to the Company's statements with respect to management's belief that certain expenses included in operating expenses are non-recurring and related to significant changes in market conditions and the refocus of its operations on becoming Adjusted EBITDA positive.

A more complete discussion of the risks and uncertainties facing the Company appears in the Company's Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
invest@hexo.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com

1 Estimated personal emissions based on the average Canadian’s emissions from heating and powering their homes, driving and food consumption.